Patria Latin American Opportunity Acquisition Corp.

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

March 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Cara Wirth

Dietrich King

Re:	Patria Latin American Opportunity Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-254498)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on March 9, 2022 or as soon thereafter as is practicable or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Manuel Garciadiaz of Davis Polk & Wardwell LLP at (212) 450-6095 or Pedro J. Bermeo at (212) 450-4091 with any questions or comments with respect to this letter.

Sincerely,

Patria Latin American Opportunity Acquisition Corp.

By:	/s/ José Augusto Gonçalves de Araújo Teixeira
Name: José Augusto Gonçalves de Araújo Teixeira
Title: Chief Executive Officer

Via EDGAR

CC:	Manuel Garciadiaz, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP